Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

April 16, 2010 and the Prospectus dated April 16, 2010

Registration No. 333-166103

April 22, 2010

PENN VIRGINIA RESOURCE PARTNERS, L.P.

PENN VIRGINIA RESOURCE FINANCE CORPORATION

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuers:	Penn Virginia Resource Partners, L.P. Penn Virginia Resource Finance Corporation

Guarantors:	PVR Finco LLC; Penn Virginia Operating Co., LLC; PVR Midstream LLC; PVR Gas Resources, LLC; Dulcet Acquisition LLC; Fieldcrest Resources LLC; K Rail LLC; Loadout LLC; Suncrest Resources LLC; Toney Fork LLC; Connect Energy Services, LLC; Connect Gas Gathering, LLC; Connect Gas Pipeline LLC; Connect NGL Pipeline, LLC; PVR Cherokee Gas Processing LLC; PVR East Texas Gas Processing, LLC; PVR Gas Pipeline, LLC; PVR Gas Processing LLC; PVR Hamlin, LLC; PVR Hydrocarbons LLC; PVR Laverne Gas Processing LLC; PVR Marcellus Gas Gathering, LLC; PVR Natural Gas Gathering LLC; PVR North Texas Gas Gathering, LLC and PVR Oklahoma Natural Gas Gathering LLC.

Aggregate Principal Amount:	$300,000,000

Title of Securities:	8 1/4% Senior Notes due 2018

Final Maturity Date:	April 15, 2018

Issue Price:	100.000%, plus accrued interest, if any, from April 27, 2010

Coupon:	8.250%

Yield Per Annum:	8.250%

Interest Payment Dates:	April 15 and October 15

Record Dates:	April 1 and October 1

First Interest Payment Date:	October 15, 2010

Gross Proceeds:	$300.00 million

Underwriting Discount:	2.50%

Net Proceeds to Issuers before Estimated Expenses:	$292.50 million

Net Proceeds to Issuers after Estimated Expenses:	$292.00 million

Optional Redemption:	Except as described below, the notes are not redeemable before April 15, 2014. The notes will be redeemable by the Issuers, in whole or in part, on or after April 15, 2014 at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if redeemed during the twelve month period beginning on April 15 of the years indicated below:

	Date	Price

	2014	104.125%

	2015	102.063%

	2016 and thereafter	100.000%

	At any time prior to April 15, 2014, the Issuer may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), plus the Make Whole Amount.

Optional Redemption with Equity Proceeds:	In addition, up to 35% of the notes will be redeemable by the company before April 15, 2013 at a price equal to 108.250% of their principal amount.

Make Whole Amount	“Make Whole Amount” means, with respect to any note at any redemption date, the excess, if any, of (1) an amount equal to the present value of (a) the redemption price of such note at April 15, 2014 plus (b) the remaining scheduled interest payments on the notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to April 15, 2014 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (2) the aggregate principal amount of the notes to be redeemed.

Change of Control:	101% of the principal amount, plus accrued and unpaid interest, if any.

Underwriters and Allocation:	Name	Amount of Notes Underwritten
	Wells Fargo Securities, LLC	$105,000,000
	Banc of America Securities LLC	$31,500,000
	J.P. Morgan Securities Inc.	$31,500,000
	RBC Capital Markets Corporation	$31,500,000
	BB&T Capital Markets, a division of Scott & Stringfellow LLC	$14,250,000
	BNP Paribas Securities Corp.	$14,250,000
	Mitsubishi UFJ Securities (USA), Inc.	$14,250,000
	PNC Capital Markets LLC	$14,250,000
	Barclays Capital Inc.	$6,000,000
	BMO Capital Markets Corp.	$4,500,000
	Capital One Southcoast, Inc.	$4,500,000
	Comerica Securities, Inc.	$4,500,000
	Credit Suisse Securities (USA) LLC	$4,500,000
	SG Americas Securities, LLC	$4,500,000
	TD Securities (USA) LLC	$4,500,000
	UBS Securities LLC	$6,000,000
	U.S. Bancorp Investments, Inc.	$4,500,000

Use of Proceeds:	We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our Revolver.

Trade Date:	April 22, 2010

Settlement Date:	April 27, 2010 (T+3)

Distribution:	SEC Registered (Registration No. 333-166103)

CUSIP/ISIN Numbers:	CUSIP: 70788A AA6 ISIN: US70788AAA60

Listing	None

Additional Information:	After giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom to pay down a portion of the outstanding borrowings under our Revolver, our ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2009.

Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

FREE WRITING PROSPECTUS LEGEND

Penn Virginia Resource Partners, L.P., Penn Virginia Resource Finance Corporation and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Penn Virginia Resource Partners, L.P., Penn Virginia Resource Finance Corporation and the guarantors have filed with the SEC for more complete information about Penn Virginia Resource Partners, L.P., Penn Virginia Resource Finance Corporation, the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Penn Virginia Resource Partners, L.P., Penn Virginia Resource Finance Corporation, the guarantors, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC, Attention: Syndicate Operations; 1525 West W.T. Harris Blvd., MAC D1109-010, Charlotte, North Carolina, 28262, via phone at 800-326-5897; BofA Merrill Lynch, Attention: Prospectus Department, One Bryant Park, New York, NY, 10036, via phone at 800-294-1322 or via e-mail at dg.prospectus_distribution@bofasecurities.com; J.P. Morgan Securities Inc., 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attn: Syndicate Desk or via phone at 800-245-8812; or RBC Capital Markets Corporation, Attention: High Yield Capital Markets, Three World Financial Center, 200 Vesey Street, 9th Floor, New York, NY 10281-8098 or via phone at 212-618-2205.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.